BLUE EARTH, INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, Nevada 89052

December 29, 2014

Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Blue Earth, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Last Filed December 29, 2014

File No. 333-200774

Acceleration Request

Requested Date:   January 2, 2015

Requested Time:  10:00 A.M. Eastern Time

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Earth, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above referenced Registration Statement on Form S-3 effective as of the Requested Date and Requested Time set forth above, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by telephone call to Elliot Lutzker (646-428-3210).

BLUE EARTH, INC.

By:  /s/  Johnny R. Thomas

Johnny R. Thomas

Chief Executive Officer